SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)


                         Camelot Information Systems Inc.
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                                (Name of Issuer)


                    Ordinary shares, no par value of the Issuer
                     represented by American Depository Shares
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                         (Title of Class of Securities)


                                   13322V105
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                                 (CUSIP Number)

                                  Tim O'Brien
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
			       p. (612) 238-3300
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              December 13, 2013
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 13322V105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,311,852

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,311,852

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,311,852

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 13322V105
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,311,852

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,311,852

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,311,852

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 13322V105
          ---------

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Item 1.  Security and Issuer.

     This constitutes Amendment No. 1 (this "Amendment") to the Schedule 13D previously filed by the Reporting Persons on October 15, 2013 (the "Original
Schedule 13D") with respect to shares of Ordinary Shares, no par value of the Issuer represented by American Depository Shares (the "Shares"), of Camelot Information Systems Inc., a British Virgin Island Corporation (the "Issuer").

Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. This Amendment amends Item 5 as set forth below.

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Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 3,311,852 Shares, or 7.2% of the Shares of the Issuer, based upon the 46,317,255 Shares issued and outstanding according to the 6-K of the Issuer filed November 27, 2013.

     Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 3,311,852 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 3,311,852 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 3,311,852 Shares, or 7.2% of the Shares of the Issuer, based upon the 46,317,255 Shares issued and outstanding according to the 6-K of the Issuer filed November 27, 2013.

     Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 3,311,852 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 3,311,852 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

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




                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             December 17, 2013
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated December 17, 2013 relating to the ordinary shares, no par value of Camelot Information Systems Inc. represented by American Depository Shares shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                             Exhibit B


              TRANSACTIONS IN THE SHARES OF THE ISSUER
                       DURING THE PAST 60 DAYS

The following table sets forth all transactions in the Shares effected by any of the Reporting Persons during the past
60 days.

Trans  Quantity    Price        Trade Date      Settlement Date
Type

buy    50000	   1.91	        15-Oct-13	18-Oct-13
buy    1878	   1.911811608	16-Oct-13	21-Oct-13
buy    3966	   1.911808724	16-Oct-13	21-Oct-13
buy    1878	   1.911811608	16-Oct-13	21-Oct-13
buy    13152	   1.911809976	16-Oct-13	21-Oct-13
buy    531	   1.911902072	17-Oct-13	22-Oct-13
buy    1121	   1.91190901	17-Oct-13	22-Oct-13
buy    531	   1.911902072	17-Oct-13	22-Oct-13
buy    3717	   1.911912833	17-Oct-13	22-Oct-13
buy    600	   1.931933333	7-Nov-13	13-Nov-13
buy    1000	   1.93193	7-Nov-13	13-Nov-13
buy    500	   1.93194	7-Nov-13	13-Nov-13
buy    3674	   1.931927055	7-Nov-13	13-Nov-13
buy    100	   1.9319	8-Nov-13	14-Nov-13
buy    200	   1.93195	8-Nov-13	14-Nov-13
buy    100	   1.9319	8-Nov-13	14-Nov-13
buy    914	   1.931936543	8-Nov-13	14-Nov-13
buy    100	   1.9319	11-Nov-13	14-Nov-13
buy    200	   1.93195	11-Nov-13	14-Nov-13
buy    100	   1.9319	11-Nov-13	14-Nov-13
buy    800	   1.9319375	11-Nov-13	14-Nov-13
buy    100	   1.9119	12-Nov-13	15-Nov-13
buy    100	   1.9319	13-Nov-13	18-Nov-13
buy    200	   1.93195	13-Nov-13	18-Nov-13
buy    100	   1.9319	13-Nov-13	18-Nov-13
buy    1000	   1.93193	13-Nov-13	18-Nov-13
buy    28	   1.931785714	15-Nov-13	20-Nov-13
buy    600	   1.941933333	19-Nov-13	22-Nov-13
buy    200	   1.94195	19-Nov-13	22-Nov-13
buy    6000	   1.94194	19-Nov-13	22-Nov-13
buy    6500	   1.939838462	20-Nov-13	25-Nov-13
buy    2200	   1.939836364	20-Nov-13	25-Nov-13
buy    63800	   1.939837931	20-Nov-13	25-Nov-13
buy    19	   1.942105263	21-Nov-13	26-Nov-13
buy    1174	   1.941942078	25-Nov-13	29-Nov-13
buy    1000	   1.94194	26-Nov-13	2-Dec-13
buy    400	   1.94195	26-Nov-13	2-Dec-13
buy    5450	   1.941941284	5-Dec-13	10-Dec-13
buy    2300	   1.94193913	5-Dec-13	10-Dec-13
buy    9341	   1.941939835	6-Dec-13	11-Dec-13
buy    4000	   1.94194	6-Dec-13	11-Dec-13
buy    1500	   1.94194	9-Dec-13	12-Dec-13
buy    700	   1.941942857	9-Dec-13	12-Dec-13
buy    6275	   1.941939442	10-Dec-13	13-Dec-13
buy    2700	   1.941940741	10-Dec-13	13-Dec-13
buy    6820	   1.941939883	11-Dec-13	16-Dec-13
buy    3000	   1.94194	11-Dec-13	16-Dec-13
buy    139500	   1.951949964	12-Dec-13	17-Dec-13
buy    60500	   1.951950083	12-Dec-13	17-Dec-13
buy    98377	   1.951949948	13-Dec-13	18-Dec-13
buy    42603	   1.951950097	13-Dec-13	18-Dec-13
buy    58975	   1.951949979	13-Dec-13	18-Dec-13
buy    240600	   1.95195	16-Dec-13	19-Dec-13